UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number:

Aptorum Group Limited

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 11, 2018, Aptorum Group Limited (the “Company”) held its 2018 annual general meeting of shareholders (the “Annual Meeting”). The number of Class A Ordinary Shares entitled to vote at the Annual Meeting was 5,426,381 and the number of Class B Ordinary Shares entitled to vote at the Annual Meeting was 22,437,754, but each Class B Ordinary Share is entitled to ten votes. Therefore, the total number of shares eligible to vote was 229,803,921. The number of ordinary shares present or represented by valid proxy at the Annual Meeting was 3,142,619 Class A shares and 20,076,836 Class B shares. At the Annual Meeting, the following proposals were voted on:

1.	To approve the Report of the Company’s Independent Registered Public Accounting Firm, statements of net assets (predecessor basis) including the schedule of portfolio investments of the Company as of December 31, 2016 and February 28, 2017 and the related statements (predecessor basis) of operations, changes in net assets, and cash flows for the year ended December 31, 2016 and period January 1, 2017 through February 28, 2017, the consolidated balance sheet (successor basis) as of December 31, 2017, the related consolidated statements (successor basis) of operations and comprehensive loss, stockholders’ equity and cash flows for the period March 1, 2017 through December 31, 2017 and the related notes (the “Financial Statements”); and,

2.	To re-elect all of the Company’s current board members to serve on the Company’s Board of Directors until the 2019 annual meeting of shareholders of the Company.

The Financial Statements were approved and all director nominees were elected as directors. The chairman of the Annual Meeting reported the final votes of the shareholders as follows:

	For	Against	Withheld/Abstain
Election of Directors
Ian Huen	203,910,979	0	0
Darren Lui	203,910,979	0	0
Clark Cheng	203,910,979	0	0
Justin Wu	203,910,979	0	0
Charles Bathurst	203,910,979	0	0
Mirko Scherer	203,910,979	0	0
Douglas Arner	203,910,979	0	0
Approve the Financial Statements	203,885,322	0	25,657

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2018

Aptorum Group Limited

By:	/s/ Ian Huen
Ian Huen
Chief Executive Officer and Executive Director

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